P.E. 1/1/02

02012290

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2002

STORA ENSO CORPORATION
(Translation of registrant's name into English)

Kanavaranta 1
P.O.Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

News Release *January, 30 2002* STORAENSO

Stora Enso's IV Q earnings per share EUR 0.22; satisfactory in the face of difficult markets

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced results for year 2001.

Stora Enso's earnings per share for October - December were EUR 0.22 (EUR 0.23) and cash earnings per share EUR 0.58 (EUR 0.58), excluding non-recurring items in both cases.

Sales were EUR 3 282.9 million and earnings before interest, taxes, depreciation and goodwill amortisation (EBITDA), excluding non-recurring items, totalled EUR 609.4 million. Operating profit, excluding non-recurring items, was EUR 286.8 million, 15.4% less than in the third quarter and equalling 8.7% of sales. The decrease was attributable to seasonal and market-related production curtailments, as well as to down time for machine rebuilds. Production curtailments amounted to 625 000 tonnes, of which 485 000 tonnes were due to the weak market (507 000 tonnes in the third quarter).

Profit before taxes and minority interests amounted to EUR 249.2 (EUR 305.6) million and net profit for the period to EUR 274.5 (EUR 213.7) million.

EUR million	2000	2001	I/2001	II/2001	III/2001	IV/2001
Sales	13 017.0	**13 508.8**	3 637.0	3 388.4	3 200.5	3 282.9
Magazine	2 818.8	**3 449.0**	910.2	847.6	831.7	859.5
Newsprint	1 766.7	**1 933.9**	501.7	490.7	471.9	469.6
Fine paper	3 473.2	**3 617.5**	1 021.3	904.1	838.6	853.5
Packaging boards	2 975.0	**2 724.0**	701.9	704.2	672.8	645.1
Timber	1 242.1	**1 180.5**	307.3	311.8	266.2	295.2
Other activities and eliminations	741.2	**603.9**	194.6	130.0	119.3	160.0
Operating profit*	2 371.3	**1 486.9**	523.0	336.8	357.0	270.1
Magazine	399.4	**346.9**	113.6	72.3	83.9	77.1
Newsprint	268.3	**508.8**	134.1	125.6	128.7	120.4
Fine paper	688.8	**394.5**	167.6	81.9	70.6	74.4
Packaging boards	441.3	**346.2**	115.1	90.2	97.5	43.4
Timber	73.3	**12.6**	5.6	7.9	2.5	-3.4
Other activities and eliminations	500.2	**-122.1**	-13.0	-41.1	-26.2	-41.8
Profit before tax and minority interests	2 099.0	**1 223.0**	429.5	238.7	305.6	249.2
Net profit for the period	1 435.0	**926.3**	283.3	154.8	213.7	274.5
EPS, Basic, EUR	1.77	**1.03**	0.31	0.17	0.24	0.31
EPS, excl. non-rec. items, EUR	1.32	**0.94**	0.31	0.18	0.23	0.22
ROCE, excl. non-rec. items, %	16.8	**10.8**	15.2	9.9	9.8	8.4
Debt/equity ratio	0.59	**0.53**	0.59	0.62	0.55	0.53

*Operating profit includes non-recurring items of EUR 445.7 million in 2000, EUR 0.0 million in I/2001, EUR –9.6 million in II/2001, EUR 18.0 million in III/2001 and EUR –16.7 million in IV/2001.

Full year sales rose to EUR 13 508.8 million, up 3.8% on the previous year mainly as a result of Consolidated Papers. Operating profit excluding non-recurring items was EUR 1 495.2 million or 11.1% of sales, a decrease of 22.4%, due to lower sales volumes and prices as well as increased depreciation. Profit before tax and minority interests was EUR 1 223.0 million and net profit for the period EUR 926.3 million. Earnings per share were EUR 0.94 and cash earnings per share EUR 2.34, excluding non-recurring items in both cases.

Commenting on the outlook for 2002, Stora Enso's CEO Jukka Härmälä said, "Market sensitivity generally has increased as production curtailments and de-stocking have emptied inventories. However, a pick-up in paper and board demand is conditional on a firm improvement in the global economy. Stora Enso will continue to adjust its capacity to market demand.

Once demand improves, Stora Enso will be in a good position to benefit from the full effects of synergies in North America, and the extensive restructuring and rebuild projects realised in recent years."

Dividend proposal

The Board of Directors proposes to the Annual General Meeting on 19 March 2002 a dividend of EUR 0.45 per share, a payout ratio of 48%. The record date for dividend is 22 March and the dividend will be paid out on 5 April.

For further information, please contact:
Jukka Härmälä, Chief Executive Officer, tel. +358 2046 21404
Björn Hägglund, Deputy Chief Executive Officer, tel. +46 70 528 2785
Esko Mäkeläinen, CFO, tel. +358 2046 21450
Kari Vainio, EVP, Communications and Investor Relations, tel. +44 77 9934 8197
In North America:
Tim Laatsch, SVP, Communications, tel. +1 715 422 4023
Scott Deitz, VP, Communications and Investor Relations, tel. +1 715 422 1521

The full-length version of the Stora Enso interim review is available on the Stora Enso website at http://www.storaenso.com/investors.

An image bank of pictures that may be freely used to illustrate articles about Stora Enso is available at http://www.storaenso.com/images.

Direct link to selected pictures: http://www.storaenso.com/pressimage.asp?ID=020130

Stora Enso's first quarter interim review will be published on 23 April 2002.

STORA ENSO'S FINANCIAL RESULTS FOR 2001

Markets and Deliveries

Reduced demand and weakening prices characterised the paper and board markets in 2001. The uncertainty began in late 2000 and intensified during 2001 as a result of the deterioration in the global economy. Stora Enso continued to adjust production to market demand, curtailing paper and board output in line with the weak market by 1 540 000 tonnes, of which 396 000 tonnes took place in North America.

Paper and board deliveries totalled 12 858 000 (12 971 000) tonnes and sawn timber deliveries 4 860 000 (4 380 000) cubic metres.

Sales and Financial Results

Earnings per share (basic) were EUR 0.94 (EUR 1.32) and cash earnings per share EUR 2.34 (EUR 2.61), excluding non-recurring items in both cases. Earnings per share (basic), including non-recurring items, amounted to EUR 1.03 (EUR 1.77), with comparable cash earnings per share being EUR 2.43 (EUR 3.16).

EUR million	Year ended 31 December 2000	2001	Change %
Sales	13 017.0	**13 508.8**	+4
EBITDA 1) 2)	2 970.2	**2 762.8**	-7
Operating profit 2)	1 925.6	**1 495.2**	-23
Operating margin 2), %	14.8	**11.1**	
Operating profit	2 371.3	**1 486.9**	-37
Profit before tax and minority interests 2)	1 653.3	**1 231.3**	-26
Profit before tax and minority interests	2 099.0	**1 223.0**	-42
Profit for the period	1 435.0	**926.3**	-35
EPS 2), Basic, EUR	1.32	**0.94**	-29
EPS, Basic, EUR	1.77	**1.03**	-42
Cash EPS 2), EUR	2.61	**2.34**	-10
ROCE 2), %	16.8	**10.8**	

1) EBITDA – Earnings before interest, taxes, depreciation and amortisation
2) Excluding non-recurring items of EUR –8.3 (EUR 445.7) million, year 2001 in EPS and Cash EPS an additional non-recurring tax item of EUR 86.6 million is excluded

Sales for the year rose to EUR 13 508.8 (EUR 13 017.0) million, up EUR 491.8 million or 3.8% on the previous year. The figures for 2000 included EUR 317.2 million from the divested Gruvön Mill while the acquisition of Consolidated Papers boosted the 2001 figures by net EUR 1 375.3 million. Lower volumes led to a decline of EUR 470 million in sales of magazine and fine papers.

Earnings before interest, tax, depreciation and goodwill amortisation (EBITDA), excluding non-recurring items, totalled EUR 2 762.8 million or 20.5% of sales (EUR 2 970.2 million or 22.8%), a decrease of 7.0% on the previous year.

Operating profit excluding non-recurring items was EUR 1 495.2 million or 11.1% of sales (EUR 1 925.6 million or 14.8%), a decrease of 22.4% due to lower sales volumes and prices as well as increased depreciation.

All other product areas, with the exception of newsprint, reported lower operating profits than in 2000.

Based on average rate for the year the strengthening of the US dollar was offset by a weaker UK pound and Swedish krona. Thus the net effect on sales was a negative EUR 15 million. The corresponding estimated currency effect on operating profit was a positive EUR 60 million, mainly due to Swedish krona-based costs and depreciation.

Operating profit for the year totalled EUR 1 486.9 (EUR 2 371.3) million including net non-recurring items of EUR -8.3 million. These items comprised a gain of EUR 18.0 million from the sale of the Düsseldorf office in Germany and EUR 9.6 million in redundancy costs at the Nymölla Mill, Sweden. It also includes a EUR 16.7 million provision relating to the disposal price of Stora Carbonless Paper GmbH, a case which is still under negotiation.

Depreciation and goodwill amortisation totalled EUR 1 267.6 (EUR 1 129.4) million. The Consolidated Papers acquisition increased goodwill amortisation by EUR 64.7 million (equal to USD 57.2 million) and depreciation by EUR 220.3 million. The increase was partly offset by the divestment of Gruvön Mill, totalling about EUR 25 million.
The share of results in associated companies was EUR 79.6 (EUR 20.6) million, of which Billerud AB accounted for EUR 56.9 million and the Sunila Oy pulp mill EUR 15.2 million.

Net interest was EUR 333.1 million, 5.9% of interest-bearing net liabilities and up EUR 27.9 million on the previous year. Foreign exchange losses were EUR 58.5 million and dividend income was EUR 17.0 million.

Profit before taxes and minority interests amounted to EUR 1 223.0 (EUR 2 099.0) million, down EUR 876.0 million on the previous year. Profit excluding non-recurring items was EUR 1 231.3 (EUR 1653.3) million, down 25.5%. Taxes amounted to EUR 299.6 (EUR 650.3) million and include a one-time adjustment of EUR 86.6 million resulting from the corporate restructuring in Germany. Excluding this item the effective tax rate was 31.6% (31.0%). Minority interest in profits was EUR 2.9 (EUR 13.7) million, leaving a net profit of EUR 926.3 (EUR 1 435.0) million.

Return on capital employed excluding non-recurring items was 10.8% (16.8%), which is higher than the average cost of capital (WACC). Thus Stora Enso is creating value. Capital employed at the year-end was EUR 13 859.1 (EUR 13 902.9) million, a net decrease of EUR 43.8 million.

Fourth Quarter Results (compared with the third quarter 2001)

Earnings per share for October - December were EUR 0.22, down 4.4% on the previous quarter, and cash earnings per share were EUR 0.58, excluding non-recurring items in both cases. The decline was attributable to production curtailments, especially at Packaging boards, due to both ongoing investments and seasonal factors. Total production curtailments during the quarter amounted to 485 000 tonnes.

EUR million	I/00	II/00	III/00	IV/00	2000	I/01	II/01	III/01	IV/01	2001
Sales	2 991.7	3 093.9	3 253.4	3 678.0	**13 017.0**	3 637.0	3 388.4	3 200.5	**3 282.9**	**13 508.8**
Operating profit*	485.6	439.0	560.3	440.7	**1 925.6**	523.0	346.4	339.0	**286.8**	**1 495.2**
% of sales*	16.2	14.2	17.2	12.0	**14.8**	14.4	10.2	10.6	**8.7**	**11.1**
Operating profit	509.6	993.9	537.2	330.6	**2 371.3**	523.0	336.8	357.0	**270.1**	**1 486.9**
EPS	0.38	0.83	0.36	0.19	**1.77**	0.31	0.17	0.24	**0.31**	**1.03**
EPS*	0.36	0.26	0.37	0.28	**1.32**	0.31	0.18	0.23	**0.22**	**0.94**

* Excluding non-recurring items

Sales were EUR 3 282.9 million and earnings before interest, taxes, depreciation and goodwill amortisation (EBITDA), excluding non-recurring items, totalled EUR 609.4 million. Operating profit, excluding non-recurring items, was EUR 286.8 million, 15.4% less than in the third quarter and equalling 8.7% of sales. Non-recurring items include a EUR 16.7 million provision relating to the disposal price of Stora Carbonless Paper GmbH, a case which is still under negotiation. In addition there is a non-recurring tax release of EUR 86.6 million due to the corporate restructuring in Germany.

The net interest cost totalled EUR 78.0 million and exchange rate differences were EUR 33.0 million. Profit before taxes and minority interests amounted to EUR 249.2 (EUR 305.6) million and net profit for the period to EUR 274.5 (EUR 213.7) million.

Financing (compared with the previous year)

Capital Structure

EUR million	At 31 December 2000	2001
Fixed assets	15 280.7	14 882.2
Working capital	1 276.2	1 224.2
Operating Capital	16 556.9	16 106.4
Net tax liabilities	-2 654.0	-2 247.3
Capital Employed	13 902.9	13 859.1
Shareholders' equity	8 570.8	8 989.0
Minority interests	149.4	50.2
Interest-bearing net liabilities	5 182.7	4 819.9
Financing Total	13 902.9	13 859.1

Cash flow from operations amounted to EUR 2 757.5 (EUR 2 818.0) million. Operating cash flow, being the cash flow from operations less investing activities, totalled EUR 1 849.9 (EUR -1 800.9) million.

At the year-end interest-bearing net liabilities were EUR 4 819.9 million, a decrease of EUR 362.8 million on the year 2000. Unutilised credit facilities totalled EUR 2.8 billion at the year-end.

The debt/equity ratio at 31 December was 0.53, compared with 0.59 at the end of 2000. Equity per share was EUR 10.0 against EUR 9.4 in the previous year.

Change in Interest-bearing Net Liabilities

EUR million	Ongoing Operations	Structural Changes	Group Cash Flow	Translation Difference	Balance Sheet Impact
Operating profit	1 486.9		1 486.9		1 486.9
Depreciation	1 219.2		1 219.2		1 219.2
Change in working capital	51.4	7.9	59.3	-7.4	51.9
Cash Flow from Operations	2 757.5	7.9	2 765.4	-7.4	2 758.0
Capital expenditure	-857.1		-857.1		-857.1
Acquisitions	-148.5		-148.5		-148.5
Disposals	92.6		92.6		92.6
Other change in fixed assets	5.4	244.3	249.7	-157.4	92.3
Operating Cash Flow	1 849.9	252.2	2 102.1	-164.8	1 937.3
Net financing items (incl. associated companies)	-263.9		-263.9		-263.9
Taxes paid	-678.0	-31.0	-709.0	2.7	-706.3
Share issue	31.9		31.9		31.9
Dividends	-407.4		-407.4		-407.4
Repurchase of own shares	-199.8		-199.8		-199.8
Other change in shareholders' equity and minority interests	-46.1		-46.1	17.1	-29.0
Change in Interest-bearing Net Liabilities	286.6	221.2	507.8	-145.0	362.8

Stora Enso North America

Following the acquisition of Consolidated Papers, Inc. in September 2000, Stora Enso's integration process in North America is now successfully completed. The North American leadership team is in place and operations have been assessed and streamlined to enhance productivity, quality and efficiencies.

Financially, North American operations remained depressed during 2001 due to the recessionary US economy. Weak demand and low prices resulted in an operating loss for the year of USD 26 million (equal to EUR 29 million) before goodwill amortisation. Despite the weak market, the operating cash flow amounted to USD 210 million (equal to EUR 234 million). Curtailments amounted to 396 000 tonnes.

Synergy benefits from the acquisition for 2001 amounted to USD 66 million (equal to EUR 74 million), less than the initially calculated USD 90 million (equal to EUR 98 million). This may be considered a good achievement in difficult market conditions that severely limited productivity-related synergy gains. The main synergy sources were the transfer and implementation of best practices.

Capital Expenditure

Capital expenditure totalled EUR 857.1 (EUR 769.3) million, well in line with the Group policy of not exceeding the annual level of depreciation. The main investments were the new pulping line no. 3 (EUR 134.5 million) and the rebuilding of board machine no. 5 (EUR 11.2 million) in Imatra, Finland, the rebuilding of fine paper machine no. 6 (EUR 56.7 million) in Oulu, Finland, fine paper machine no. 2 (EUR 22.1 million) in Uetersen, Germany, and newsprint paper machine no. 3 (EUR 14.5 million) in Summa, Finland.

An asset restructuring programme to increase competitiveness in the newsprint and magazine paper businesses was initiated. The programme includes a newsprint production line, a biofuel power plant and the rebuilding of paper machine no. 3 in Langerbrugge, Belgium, as well as the shutting-down of paper machine no. 2 at Langerbrugge and no. 1 at Summa. The new newsprint line is expected to go on stream in June 2003.

In April ZAO Stora Enso Packaging announced the expansion of the production capacity of its plant in Balabanovo, Russia, with a total investment of EUR 14 million. The new capacity is expected to go on stream in March 2002.

Changes in Group Structure

In March it was decided to dissolve the Pulp Division and reallocate non-integrated pulp mills to the Divisions to better reflect the balance in Group pulp sales and purchases as well as increase the captive use of pulp.

In August the Board approved the purchase of the outstanding 26.5% minority holding in Stora Enso Timber owned by SPB Beteiligungsverwaltung GmbH of Austria. Following the acquisition of the shares on 8 October, Timber Products became a core product area along with Publication Papers, Fine Paper and Packaging Boards.

In October Stora Enso agreed to sell 40% of its shareholding in Billerud AB (20% of the company) to AssiDomän AB pursuant to an option agreement made in autumn 2000. The disposal leaves the Group with a 30% holding, but the intention is to reduce the holding further. Billerud shares were listed on the Stockholm Stock Exchange on 20 November.

In October Stora Enso increased its holding in Stora Enso Suzhou Paper Co., China, by 20% to 80.87%.

In October the formation of a Specialty Papers Business Group within the Packaging Boards Division was announced. The new group comprises Stevens Point Mill, USA, Uetersen paper machine no. 1, Germany and Imatra paper machine no. 6, Finland.

During the year the streamlining of the Group structure continued with the merging of numerous separate legal entities within the Group.

Research and Development

Research and development expenditure amounted to EUR 92.3 (EUR 94.5) million, which is 0.7% of sales. R&D focused on developing products for food and beverage packaging and services and on providing a comprehensive range of paper products for different printing and copying technologies.

Personnel

The number of employees fell during the year by 1 692 to 42 932 at the 31 December mainly due to the divestment of Gruvön Mill and reductions in North America. The average number of employees was 44 275, up 2 490 on the previous year. The main reason for the increase was the full-year accounting of Consolidated Papers.

Management Group Changes

Ingvar Petersson, Senior Executive Vice President, retired on 1 September 2001 and his responsibilities were divided as follows:

- Esko Mäkeläinen, Senior Executive Vice President, assumed responsibility for Stora Enso Financial Services in addition to his earlier responsibilities and was also appointed Chief Financial Officer, reporting to the CEO.
- Yngve Stade, Senior Executive Vice President, Corporate Support, assumed responsibility for Northern European Forest Units, reporting to the Deputy CEO.

Kimmo Kalela, Senior Executive Vice President, Strategy and Business Development, retired at the end of 2001 and his responsibilities were divided as follows:

- Pekka Laaksonen, Senior Executive Vice President, Packaging Boards, assumed responsibility for Stora Enso's regional matters in Finland, retaining his previous responsibilities, reporting to the Deputy CEO.
- Magnus Diesen became Executive Vice President, Corporate Strategy, Investments and Business Planning, reporting to the CEO.

- Nils Grafström became Executive Vice President, Market Services and Information Technology, responsible for Corporate Marketing and Sales, retaining responsibility for South America, reporting to the CEO.

Jouko Taukojärvi, Senior Executive Vice President, Fine Paper, retired at the end of 2001 and was succeeded by Jussi Huttunen, who was appointed Senior Executive Vice President and a member of the Executive Management Group, reporting to the Deputy CEO.

Arno Pelkonen, was appointed Senior Executive Vice President, Timber, and a member of the Executive Management Group, reporting to the Deputy CEO.

Issues with Competition Authorities

In December, the Supreme Administrative Court in Finland announced its decision on collaboration between Finnish forest companies in wood trade follow-up meetings. The Court imposed a final fine of FIM 3 million instead of the FIM 10 million earlier imposed by the Finnish Competition Council which Stora Enso had paid. The excess amount will be refunded.

The Company has replied to a Statement of Objection received from the European Commission in Autumn 1999 relating to newsprint producer operations in 1989-1995. The Company is still awaiting the Commission's decision and no provision has been made in this respect.

Changes in Share Capital

During 2001 a total of 1 392 000 A shares and 15 932 800 R shares were repurchased by the Company. The average price paid for A shares was EUR 11.87 and for R shares EUR 11.52.

The Annual General Meeting (AGM) on 20 March 2001 decided to lower the Company's share capital by EUR 39.4 million through the cancellation of 910 600 A shares and 22 260 100 R shares. These shares had been repurchased under the authorisation of the AGM 2000.

The AGM on 20 March 2001 further authorised the Board to repurchase and dispose of not more than 9 679 000 A shares and not more than 35 586 000 R shares in the Company. Repurchases started on 28 March 2001 and by the year-end, 799 400 A shares and 9 974 000 R shares had been repurchased, representing 8.3% and 28.0% of the respective targets. By 31 December 2001 the Company had allocated 20 329 of the repurchased R shares under the terms of the Stora Enso North America Option Plan, leaving the Company holding 799 400 A shares and 9 953 671 R shares.

During the annual conversion period of 17-28 September 2001, a total of 4 524 requests were made for the conversion of A shares into R shares and accordingly 9 312 271 shares were converted.

A total of 2 001 733 new R shares were issued under the terms of the Stora Enso North America Option Plan and 1 857 000 new R shares were issued under the terms of the 1997 bonds with warrants. Of the latter 1 158 000 were registered in the Finnish Trade Register on 10 January 2002.

Share Capital

At the year end Stora Enso had 184 273 585 A shares and 722 479 714 R shares in issue, of which the Company held 799 400 A shares and 9 953 671 R shares with a nominal value of EUR 18.3 million. The repurchased shares represent 1.2% of the Company's share capital and 0.7% of voting rights. Shareholders' equity amounted to EUR 8 989.0 million. The nominal value of the issued share capital was EUR 1 541.5 million. Market capitalisation on the Helsinki Stock Exchange on 31 December was EUR 13.0 billion.

Significant Changes in Ownership

On 15 June 2001 Investor AB announced the sale of its entire shareholding in Stora Enso to the Knut and Alice Wallenberg and Marianne and Marcus Wallenberg Foundations.

The Board of Directors

The Annual General Meeting on 20 March 2001 decided that, with the exception of Raimo Luoma, the previous Board should remain in office until the Annual General Meeting 2002. Ilkka Niemi was elected to the Board of Directors in place of Mr Luoma.

Outlook for 2002

Weak demand and market uncertainty are expected to continue until the overall economy recovers. This means that 2002 will be a challenging year. Pulp prices are low with no sign as yet of any firm recovery. The weak demand for coated magazine papers and coated fine papers is expected to continue, although fine paper appears to have bottomed out during the fourth quarter. Demand for SC paper and uncoated fine paper should remain stable whereas demand for newsprint will be fairly weak in Europe and North America. Packaging board markets are likely to stay rather stable. Timber markets will continue weak, although a slight improvement in prices has recently been seen.

Market sensitivity generally has increased as production curtailments and de-stocking have emptied inventories. However, a pick-up in paper and board demand is conditional on a firm improvement in the global economy. Stora Enso will continue to adjust its production to market demand.

Once demand improves, Stora Enso will be in a good position to benefit from the full effects of synergies in North America, and the extensive restructuring and rebuild projects realised in recent years.

Proposed Distribution of Profit

The Board of Directors proposes to the Annual General Meeting of Shareholders that a dividend of EUR 0.45 per share be paid for the financial year ending 31 December 2001. If the proposal is approved, the dividend will be paid out on 5 April to shareholders entered in the Register of Shareholders maintained by the Finnish Central Securities Depository Ltd, Swedish VPC or US Citibank on the dividend record date of 22 March 2002.

Annual General Meeting

The Annual General Meeting will be held at Finlandia Hall, Helsinki, Finland on Tuesday 19 March 2002, beginning at 4.00 p.m. (Finnish time).

PRODUCT AREAS (IV quarter reporting)

Magazine Paper

EUR million	2000	2001	I/01	II/01	III/01	IV/01	Change % III/IV
Sales	2 818.8	**3 449.0**	910.2	847.6	831.7	859.5	3.3
Operating profit	399.4	**346.9**	113.6	72.3	83.9	77.1	-8.1
% of sales	14.2	**10.1**	12.5	8.5	10.1	9.0	
ROOC, %*	15.5	**10.1**	12.7	8.0	9.6	9.2	
Deliveries, 1000 t	3 269	**3 871**	994	920	967	990	2.4

** ROOC = 100% x Operating profit/Operating capital*

Sales were EUR 859.5 million and operating profit EUR 77.1 million, down 8.1 % from the previous quarter. Operating profit was affected positively by favourable exchange rates and lower variable costs but impaired by continued curtailments. Market-related downtime amounted to 146 000 tonnes in Europe and 68 000 tonnes in North America.

Fourth-quarter demand in Western Europe and North America remained weak despite an almost normal seasonal pick-up in catalogue demand. In Western Europe coated magazine and SC paper prices declined marginally, while in North America prices of coated magazine papers declined by about 3% and SC-papers about 5%.

Producer inventories are reported low as a result of the production curtailments. On average order books for coated magazine papers are weak, but better for SC paper, especially in Western Europe. Customer inventories are likewise reported to be low.

Demand is expected to remain unchanged and the upturn will be slow. Demand could pick up during the second half of 2002 and is conditional on the overall development of the economy.

Newsprint

EUR million	2000	2001	I/01	II/01	III/01	IV/01	Change % III/IV
Sales	1 766.7	**1 933.9**	501.7	490.7	471.9	469.6	-0.5
Operating profit	268.3	**508.8**	134.1	125.6	128.7	120.4	-6.4
% of sales	15.2	**26.3**	26.7	25.6	27.3	25.6	
ROOC, %*	19.9	**41.4**	43.0	41.2	43.3	40.6	
Deliveries, 1000 t	3 134	**3 031**	780	755	740	756	2.2

** ROOC = 100% x Operating profit/Operating capital*

Sales were EUR 469.6 million and operating profit EUR 120.4 million, down 6.4%. Production was curtailed by 88 000 tonnes to adjust to weakened demand.

The depressed print advertising market has led to a further reduction in newsprint demand worldwide. Thanks to annual agreements, Western European prices held well but North American prices declined by about 12% during the quarter. In Western Europe contract negotiations for 2002 have not yet been fully completed.

Producer inventories in Western Europe have shrunk after peaking in autumn. Customer inventories are reported to be low.

Global newsprint demand is expected to remain fairly weak in the beginning of the year. The situation could improve later in 2002 provided there is no further weakening in the world economy.

Fine Paper

EUR million	2000	2001	I/01	II/01	III/01	IV/01	Change % III/IV
Sales	3 473.2	**3 617.5**	1 021.3	904.1	838.6	853.5	1.8
Operating profit	688.8	**394.5**	167.6	81.9	70.6	74.4	5.4
% of sales	19.8	**10.9**	16.4	9.1	8.4	8.7	
ROOC, %*	20.3	**9.1**	14.9	7.5	6.7	7.2	
Deliveries, 1000 t	3 151	**3 191**	857	773	760	801	5.4

** ROOC = 100% x Operating profit/Operating capital*

Sales amounted to EUR 853.5 million and operating profit to EUR 74.4 million, which is somewhat better than in the previous quarter due to higher volumes. Market-related production curtailments totalled 88 000 tonnes in Europe and 42 000 tonnes in North America.

In Western Europe demand for coated fine paper appeared to bottom out during the fourth quarter. De-stocking at merchants continued and prices, while remaining under pressure, have stayed relatively stable. In North America both demand and prices have been weaker than in Europe. A clear seasonal improvement has been seen in demand for uncoated fine papers, especially in cut size, and price pressure has eased. In Asia, demand for uncoated papers has stabilised. Decline in coated fine paper prices in North America and Europe was about 3% during the quarter.

Producer inventories remained low and merchants inventories have been cut to a low level. On average, orderbooks for coated fine papers are still weak but clearly stronger for uncoated fine papers.

Provided no negative surprises occur in the world economy, fine paper demand could pick up during the second half of 2002 as balance is restored after de-stocking.

Packaging Boards

EUR million	2000	2001	I/01	II/01	III/01	IV/01	Change % III/IV
Sales	2 975.0	**2 724.0**	701.9**	704.2	672.8	645.1	-4.1
Operating profit	441.3	**346.2**	115.1	90.2	97.5	43.4	-55.5
% of sales	14.8	**12.7**	16.4	12.8	14.5	6.7	
ROOC, %*	15.4	**12.8**	17.5	13.8	14.6	6.5	
Deliveries, 1000 t	3 417	**2 765**	706	728	678	653	-3.7

** ROOC = 100% x Operating profit/Operating capital*
***The first quarter sales figures have been adjusted by EUR 50.1 million against Group eliminations.*

Fourth-quarter sales totalled EUR 645.1 million, down 4.1%. Operating profit was EUR 43.4 million, down 55.5%, mainly as a result of lower sales volumes caused by investment and seasonal stoppages at Imatra Mill. These were foreseen in the third quarter outlook. Production curtailments resulting from weak demand totalled 54 000 tonnes.

On the cartonboard market demand remained low but the liquid packaging board market was stable. Demand for corrugated board strengthened somewhat in Finland, and especially in Russia and the Baltic States, but stayed weak in Sweden. The laminating paper market remained good but in the core and coreboard market both demand and prices were low. The Specialty Papers Business Group went into operation at the beginning of 2002.

Most of the business areas have seen no growth in overall demand since summer 2000 but markets are expected to improve during the year 2002.

Timber

EUR million	2000	2001	I/01	II/01	III/01	IV/01	Change III/IV
Sales	1 242.1	**1 180.5**	307.3	311.8	266.2	295.2	10.9
Operating profit	73.3	**12.6**	5.6	7.9	2.5	-3.4	N/A
% of sales	5.9	**1.1**	1.8	2.5	0.9	-1.2	
ROOC, %*	18.6	**3.1**	5.7	7.7	2.4	-3.3	
Deliveries, 1000 m^3	4 880	**4 860**	1 242	1 276	1 082	1 260	16.5

** ROOC = 100% x Operating profit/Operating capital*

Sales rose by 10.9% on the previous quarter, totalling EUR 295.2 million. Operating profit was negative, depressed by lower prices.

The overall market situation remained weak. Worldwide, there is no sign of a short-term improvement in building or renovation activity that would support a significant increase in wood consumption. In the second half of 2001 the production volume in Europe, North America and Japan was drastically reduced, resulting in a reasonable market balance for early 2002.

Demand will not support full capacity utilisation in Europe or North America, and prices will remain weak during the first half of 2002. Any significant firming of the market is conditional on improved prospects for the global economy.

Merchants
Sales rose 10.4% to EUR 208.5 million. The operating loss amounted to EUR 4.5 million. Despite major restructuring measures in UK operations, profitability has not been restored and further measures are needed. Demand is expected to remain weak.

Forest
Sales rose to EUR 461.5 million, mainly as a result of seasonal higher wood demand. Operating profit rose by 26.4% to EUR 20.1 million due to increased deliveries from Group forests.

Market prices for wood have remained stable. Deliveries to mills in the Nordic countries totalled 10.0 million m^3 (solid wood under bark), 11% more than in the previous quarter. Deliveries of imported wood decreased by 14% to 2.1 million m^3. Felling in the Group's forests totalled 1.5 million m^3, up 33% on the previous quarter.

Accounting Principles

This interim report is in compliance with IAS 34 Interim Financial Reporting.

The accounting policies and methods of computation used in this interim report are the same as used in the last annual report, except that as of 1 January 2001 the Group adopted IAS 39, Financial Instruments: Recognition and Measurement.

This report is unaudited.

Key Ratios	I/00	II/00	III/00	IV/00	2000	I/01	II/01	III/01	IV/01	*2001*
Earnings per share (basic), EUR	0.38	0.83	0.36	0.19	**1.77**	0.31	0.17	0.24	0.31	***1.03***
Earnings per share excl. non-recurring items, EUR	0.36	0.26	0.37	0.28	**1.32**	0.31	*0.18*	0.23	0.22	**0.94**
Cash earnings per share (CEPS), EUR	0.69	1.14	0.66	0.62	**3.16**	0.65	*0.53*	0.59	0.67	**2.43**
CEPS excl. non-recurring items, EUR	0.67	0.57	0.67	0.61	**2.61**	0.65	*0.54*	0.58	0.58	**2.34**
Return on capital employed (ROCE), %	17.7	36.5	20.7	9.3	**20.7**	15.2	9.7	10.3	7.9	***10.7***
ROCE excl. non-recurring items, %	16.9	16.1	21.6	12.4	**16.8**	15.2	9.9	9.8	8.4	***10.8***
Return on equity (ROE), %	19.4	38.9	18.1	8.0	**19.5**	13.1	7.2	9.7	12.2	***10.4***
Debt/equity ratio	0.72	0.40	0.65	0.59	**0.59**	0.59	0.62	0.55	0.53	***0.53***
Equity per share, EUR	8.0	8.7	9.5	9.4	**9.4**	9.3	9.6	9.6	10.0	***10.0***
Equity ratio, %	38.4	43.0	39.6	40.9	**40.9**	39.9	41.0	42.5	44.0	***44.0***
Operating profit, % of sales	17.2	32.1	16.4	9.0	**18.2**	14.4	9.9	11.2	8.2	***11.0***
Operating profit excl non-recurring items, % of sales	16.4	14.1	17.1	12.0	**14.8**	14.4	10.2	10.6	8.7	***11.1***
Capital expenditure, EUR million	134	162	207	266	**769**	176	215	182	284	***857***
Capital expenditure, % of sales	4.5	5.2	6.4	7.2	**5.9**	4.8	6.4	5.7	8.7	***6.3***
Capital employed, EUR million	10 792	9 499	14 644	13 903	**13 903**	13 611	14 245	13 556	13 859	***13 859***
Interest-bearing net liabilities, EUR million	4515	2711	5 759	5 183	**5 183**	5 040	5 450	4 799	4 820	***4 820***
Average number of employees	39 029	41 157	42 978	43 975	**41 785**	42 570	45 222	44 754	44 554	***44 275***
Average number of shares (million)										
- periodic	759.8	759.9	812.1	914.7	**812.0**	906.2	903.2	901.1	897.3	***901.5***
- cumulative	759.8	759.8	777.5	812.0	**812.0**	906.2	904.7	903.5	901.5	***901.5***
- cumulative, diluted	760.9	760.8	778.7	813.5	**813.5**	908.5	906.7	905.8	902.3	***902.3***

Key exchange rates for the euro

One euro is	Closing rate		Average rate	
	31 Dec 2000	31 Dec 2001	31 Dec 2000	31 Dec 2001
SEK	8.8313	9.3012	8.4416	9.2481
USD	0.9305	0.8813	0.9242	0.8959
GBP	0.6241	0.6085	0.6088	0.6217
CAD	1.3965	1.4077	1.3711	1.3875

Condensed Consolidated Income Statement

EUR million	200	200
Sales	13 017.	13 508.
Expenses less other operating income	-7 520.	-8 519.
Personnel expenses	-1 995.	-2 234.
Depreciation, amortisation and impairment charges	-1 129.	-1 267.
Operating Profit	2 371.	1 486.
Share of results in associated companies	20.	79.
Net financial items	-292.	-343.
Profit before Tax and Minority Interests	2 099.	1 223.
Income tax expense	-650.	-299.
Profit after Tax	1 448.	923.
Minority interests	-13.	2.
Net Profit for the Period	1 435.	926.
Key Ratios		
Basic earnings per share, EUR	1.7	1.0
Diluted earnings per share, EUR	1.7	1.0

Condensed Consolidated Cash Flow Statement (IAS)

EUR million	2000	2001
Cash Flow from Operating Activities		
Operating profit	2 371.3	1 486.9
Adjustments	531.9	1 219.2
Change in working capital	42.1	51.4
Change in short-term interest-bearing receivables	54.5	-221.1
Cash Flow Generated by Operations	2 999.8	2 536.4
Net financial items	-285.9	-297.8
Income taxes paid	-553.3	-699.6
Net Cash Provided by Operating Activities	2 160.6	1 539.0
Acquisitions	-2 841.9	-376.2
Proceeds from sale of fixed assets and shares	720.8	155.0
Capital expenditure	-769.3	-857.1
Proceeds from the long-term receivables, net	-20.6	195.0
Net Cash Used in Investing Activities	-2 911.0	-883.3
Cash Flow from Financing Activities		
Change in long-term liabilities	2 077.8	-350.3
Change in short-term borrowings	-744.8	-217.1
Dividends paid	-303.9	-407.4
Proceeds from issue of share capital	-	31.9
Purchase of own shares	-173.7	-199.8
Other change in shareholders' equity	-2.4	0.0
Net Cash Used in Financing Activities	853.0	-1 142.7
Net Increase in Cash and Cash Equivalents	102.6	-487.0
Translation differences on cash holdings	-0.4	
Cash and bank at the beginning of period	642.2	744.4
Cash and Cash Equivalents at Period End	744.4	257.4

Property, Plant & Equipment, Intangible Assets and Goodwill

EUR million	2000	2001
Carrying value at 1 January	11 248.8	15 103.4
Acquisition of subsidiary companies	5 830.3	148.5
Additions	769.3	857.1
Disposals	-1 315.3	-288.5
Depreciation/amortisation, impairment and other movements	-1 429.3	-1 119.3
Balance Sheet Total	15 103.4	14 701.2
Acquisitions of Subsidiary Companies		
Property, plant & equipment	3 897.3	25.1
Borrowings	-1 204.9	-
Other assets, less liabilities	-66.3	98.5
Fair value of net assets	2 626.1	123.6
Goodwill	1 933.0	123.4
Total Purchase Consideration	4 559.1	247.0

Borrowings

EUR million	2000	2001
Non-current borrowings	5 514.7	5 182.0
Current borrowings	1 340.8	1 227.5
	6 855.5	6 409.5
Carrying value at 1 January	5 769.5	6 855.5
Debt acquired with new subsidiaries	1 204.9	-
Proceeds from / -payments of borrowings (net)	76.8	-584.2
Translation difference	-195.7	138.2
Total Borrowings	6 855.5	6 409.5

Condensed Consolidated Balance Sheet

Assets

EUR million		31 Dec 2000	31 Dec 2001
Fixed Assets and Other Long-term Investments			
Property, plant and equipment, intangible assets and goodwill	O	15 103.4	14 701.2
Investment in other companies	O	177.2	181.0
Investment in associated companies	I	213.6	306.7
Investments	I	132.3	197.4
Non-current loan receivables	I	486.3	505.4
Deferred tax assets	T	11.7	28.1
Other non-current assets	O	254.5	257.9
		16 379.0	16 177.7
Current Assets			
Inventories	O	1 589.5	1 600.0
Tax receivables	T	153.0	224.3
Short-term receivables	O	2 360.7	1 976.3
Current portion of loan receivables	I	96.2	333.1
Cash and cash equivalents	I	744.4	247.0
		4 943.8	4 380.7
Total Assets		**21 322.8**	**20 558.4**

Shareholders' Equity and Liabilities

EUR million		31 Dec 2000	31 Dec 2001
Shareholders' Equity		8 570.8	8 989.0
Minority Interests		149.4	50.2
Long-term Liabilities			
Pension provisions	O	771.8	774.0
Deferred tax liabilities	T	2 247.5	2 011.0
Other provisions	O	173.4	153.6
Long-term debt	I	5 514.7	5 182.0
Other long-term liabilities	O	92.6	51.4
		8 800.0	8 172.0
Current Liabilities			
Interest-bearing liabilities	I	1 340.8	1 227.5
Tax liabilities	T	571.2	488.7
Other current liabilities	O	1 890.6	1 631.0
		3 802.6	3 347.2
Total Liabilities		12 602.6	11 519.2
Total Shareholders' Equity and Liabilities		21 322.8	20 558.4

Items designated with "O" are included in operating capital.
Items designated with "I" are included in interest-bearing net liabilities.
Items designated with "T" are included in the tax liability.

Statement of Changes in Shareholder Equity

EUR million	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 1 January 2000, restated	1 277.6	379.6			15.7	4 283.6	5 956.5
Dividends paid (EUR 0.40 per share)						-303.9	-303.9
To be placed at the disposal of the Board						-1.0	-1.0
Share issue	0.4	-0.4					0.0
Share issue (Consolidated Papers)	284.5	1 432.7					1 717.2
Conversion of share capital from FIM to EUR	13.8	-13.8					0.0
Repurchase of Stora Enso Oyj shares			-173.				-173.7
Options issued (Consolidated Papers)		25.1				0.9	26.0
Net profit for the period						1 435.0	1 435.0
Translation adjustment					-85.3		-85.3
Balance at 31 December 2000	1 576.3	1 823.2	-173.		-69.6	5 414.6	8 570.8
Effect of adopting IAS 39				75.7		-8.5	67.2
Acquisition of Stora Enso Oyj shares			-199.				-199.8
Cancellation of Stora Enso Oyj shares	-39.4	-208.6	248.				0.0
Dividends paid (EUR 0.45 per share)						-407.4	-407.4
Share issue	4.6	33.5					38.1
Options excercised (Consolidated Papers)		-6.2					-6.2
Net profit for the period						926.3	926.3
Change in OCI entries				-17.1			-17.1
Translation adjustment					17.1		17.1
Balance at 31 December 2001	1 541.5	1 641.9	-125.	58.6	-52.5	5 925.0	8 989.0

CTA = Cumulative Translation Adjustment
OCI = Other Comprehensive Income, comprising available-for-sale reserve and hedging reserve for cash flow derivatives

Sales by Product Area

EUR million	I/00	II/00	III/00	IV/00	2000	I/0	II/01	III/01	IV/01	2001
Magazine	562.5	590.0	729.1	937.2	**2 818.8**	910.	847.6	831.7	859.5	**3 449.0**
Newsprint	416.0	417.0	449.6	484.1	**1 766.7**	501.	490.7	471.9	469.6	**1 933.9**
Fine paper	758.5	768.1	883.5	1 063.1	**3 473.2**	1 021.	904.1	838.6	853.5	**3 617.5**
Packaging boards	719.2	746.9	753.0	755.9	**2 975.0**	701.	704.2	672.8	645.1	**2 724.0**
Timber	298.1	334.8	293.7	315.5	**1 242.1**	307.	311.8	266.2	295.2	**1 180.5**
Merchants	225.4	221.4	212.9	230.9	**890.6**	231.	211.5	188.9	208.5	**840.3**
Forest	508.1	452.2	426.4	490.7	**1 877.4**	511.	442.3	410.3	461.5	**1 825.6**
Other	-522.8	-449.5	-494.8	-599.4	**-2 066.5**	-548.	-523.8	-479.9	-510.0	**-2 062.0**
Continuing Operations Total	**2 965.0**	**3 080.9**	**3 253.4**	**3 678.0**	**12 977.3**	**3 637.**	**3 388.4**	**3 200.5**	**3 282.9**	**13 508.8**
Discontinued operations, Energy	46.4	23.9	-	-	70.3		-	-	-	-
Internal sales, Energy	-19.7	-10.9	-	-	-30.6		-	-	-	-
Total	**2 991.7**	**3 093.9**	**3 253.4**	**3 678.0**	**13 017.0**	**3 637.**	**3 388.4**	**3 200.5**	**3 282.9**	**13 508.8**

Adjusted Operating Profit by Product Area

EUR million	I/00	II/00	III/00	IV/00	2000	I/0	II/01	III/01	IV/01	2001
Magazine	91.6	91.4	138.6	77.8	399.4	113.	72.3	83.9	77.1	346.9
Newsprint	62.6	43.2	80.8	81.7	268.3	134.	125.6	128.7	120.4	508.8
Fine paper	150.5	146.5	194.1	197.7	688.8	167.	81.9	70.6	74.4	394.5
Packaging boards	115.7	91.2	130.5	103.9	441.3	115.	90.2	97.5	43.4	346.2
Timber	23.8	21.7	16.5	11.3	73.3	5.	7.9	2.5	-3.4	12.6
Merchants	5.0	2.4	0.5	2.0	9.9	0.	-1.3	-1.6	-4.5	-7.2
Forest	28.2	34.5	23.6	29.0	115.3	25.	26.8	15.9	20.1	88.1
Other	-4.6	-2.9	-1.7	-25.9	-35.1	-1.	-17.7	-21.9	-1.7	-43.2
Continuing Operations Total	472.8	428.0	582.9	477.5	1 961.2	559.	385.7	375.6	325.8	1 646.7
Discontinued operations, Energy	26.9	25.8	-	-	52.7		-	-	-	-
Amortisation on consolidation goodwill	-14.1	-14.8	-22.6	-36.8	-88.3	-36.	-39.3	-36.6	-39.0	-151.5
Operating Profit exc. non-recurring Items	485.6	439.0	560.3	440.7	1 925.6	523.	346.4	339.0	286.8	1 495.2
Non-recurring items	24.0	554.9	-23.1	-110.1	445.7		-9.6	18.0	-16.7	-8.3
Adjusted Operating Profit Total (IAS)	509.6	993.9	537.2	330.6	2 371.3	523.	336.8	357.0	270.1	1 486.9
Net financial items	-68.8	-96.5	-39.4	-88.2	-292.9	-121.	-121.4	-67.7	-32.6	-343.5
Share of results in associated companies	5.8	4.4	2.7	7.7	20.6	28.	23.3	16.3	11.7	79.6
Profit Before Tax and Minority Interests	446.6	901.8	500.5	250.1	2 099.0	429.	238.7	305.6	249.2	1 223.0
Income tax expense	-148.5	-266.9	-161.9	-73.1	-650.3	-146.	-82.2	-93.9	22.5	-299.6
Profit after Tax	298.1	634.9	338.6	177.0	1 448.7	283.	156.5	211.7	271.7	923.4
Minority interests	-7.4	-1.0	-4.1	-1.2	-13.7	-0.	-1.7	2.0	2.8	2.9
Net Profit for the Period	290.7	633.9	334.5	175.9	1 435.0	283.	154.8	213.7	274.5	926.3

Operating Profit by Product Area

EUR million	I/00	II/00	III/00	IV/00	2000	I/0	II/01	III/01	IV/01	2001
Magazine	86.1	87.1	127.9	56.7	357.8	98.	55.1	68.6	60.9	282.7
Newsprint	61.0	43.2	79.2	80.1	263.5	132.	124.0	127.7	118.9	503.1
Fine paper	148.1	148.4	167.7	164.7	628.9	152.	57.3	55.9	58.8	324.7
Packaging boards	114.3	95.3	129.1	13.5	352.2	113.	88.5	95.8	41.7	339.5
Timber	22.4	21.7	15.1	9.9	69.1	4.	6.3	1.0	-6.2	5.2
Merchants	4.1	2.8	0.3	1.1	8.3	-0.	-2.0	-2.3	-5.2	-10.0
Forest	28.2	36.7	26.5	27.3	118.7	25.	26.8	15.9	20.1	88.1
Other	18.5	8.1	-8.6	-22.7	-4.7	-2.	-19.2	-5.6	-18.9	-46.4
Continuing Operations Total	482.7	443.3	537.2	330.6	1 793.8	523.	336.8	357.0	270.1	1486.9
Discontinued operations, Energy	26.9	550.6	-	-	577.5		-	-	-	-
Operating Profit Total	509.6	993.9	537.2	330.6	2 371.3	523.	336.8	357.0	270.1	1486.9
Net financial items	-68.8	-96.5	-39.4	-88.2	-292.9	-121.	-121.4	-67.7	-32.6	-343.5
Share of results of associated companies	5.8	4.4	2.7	7.7	20.6	28.	23.3	16.3	11.7	79.6
Profit Before Tax and Minority Interests	446.6	901.8	500.5	250.1	2 099.0	429.	238.7	305.6	249.2	1223.0
Income tax expense	-148.5	-266.9	-161.9	-73.1	-650.3	-146.	-82.2	-93.9	22.5	-299.6
Profit after Tax	298.1	634.9	338.6	177.0	1 448.7	283.	156.5	211.7	271.7	923.4
Minority interests	-7.4	-1.0	-4.1	-1.2	-13.7	-0.	-1.7	2.0	2.8	2.9
Net Profit for the Period	290.7	633.9	334.5	175.9	1 435.0	283.	154.8	213.7	274.5	926.3

Stora Enso Shares

Closing price	Helsinki, EUR		Stockholm, SEK		New York, USD
	Series A	Series R	Series A	Series R	ADRs
October	12.90	13.50	129.00	128.00	11.77
November	14.20	14.25	136.00	135.00	12.65
December	14.20	14.38	133.50	133.00	12.26

Trading volume	Helsinki		Stockholm		New York
	Series A	Series R	Series A	Series R	ADRs
October	202 423	53 879 447	404 142	34 567 698	1 891 400
November	253 512	63 106 777	617 616	41 046 761	1 919 800
December	144 874	25 616 119	86 106	29 156 593	1 193 100
Total	600 809	142 602 343	1 107 864	104 771 052	5 004 300

Number of Issued Shares

	Series A	Series R	Total
Shares, 1 Jan 2000	208 951 188	550 658 501	759 609 689
New R shares subscribed, 26 Jan 2000		246 000	246 000
Share issue (Consolidated Papers, Inc.), 11 Sep 2000		167 367 577	167 367 577
Conversion of A shares to R shares, 3 Nov 2000	-14 454 732	14 454 732	-
Shares in the Trade Register, 31 Dec 2000	**194 496 456**	**732 726 810**	**927 223 266**
New R shares subscribed, 5 Jan 2001		312 000	312 000
New R shares subscribed, 16 Mar 2001		964 201	964 201
Shares cancelled as authorised by AGM 2001, 9 Apr 2001	-910 600	-22 260 100	-23 170 700
New R shares subscribed, 29 May 2001		228 000	228 000
New R shares subscribed, 20 July 2001		773 522	773 522
Conversion of A shares to R shares, 4 Oct 2001	-9 312 271	9 312 271	-
New R shares subscribed, 17 Oct 2001		238 287	238 287
New R shares subscribed, 29 Nov 2001		184 723	184 723
Shares in the Trade Register, 31 Dec 2001	**184 273 585**	**722 479 714**	**906 753 299**
Shares repurchased, 28 Mar -31 Dec 2001	-799 400	-9 974 000	-10 773 400
Allocated repurchased shares, 1 Nov -31 Dec 2001		20 329	20 329
Shares outstanding, 31 Dec 2001	*183 474 185*	*712 526 043*	*896 000 228*
New R shares subscribed, 10 Jan 2002		1 158 000	1 158 000
Shares outstanding, 10 Jan 2002	*183 474 185*	*713 684 043*	*897 158 228*
New R shares subscribable against bonds with warrants		867 000	867 000
R shares owned by Stora Enso's subsidiary, Merivienti Oy		-5 591	-5 591

A subsidiary, Merivienti Oy, holds 5 591 Series R shares with a nominal value of EUR 9 504, representing negligible amounts of the share capital.

www.storaenso.com
www.storaenso.com/investors

The publication dates for financial information in the year 2002:

23 April 2002	Interim Review for January – March 2002
23 July 2002	Interim Review for January – June 2002
22 October 2002	Interim Review for January – September 2002

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by "believes", "expects", "anticipates", "foresees", or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to differ materially from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group's targeted customers, success of existing and future collaboration arrangements, changes in business strategy or development plans or targets changes in the degree of protection created by the Group's patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group's products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group's principal geographic markets or fluctuations in exchange and interest rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2002

STORA ENSO CORPORATION

By: /s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

By: /s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel